



Rod F.

Chairman and CEO, Bourbon & Boots

Little Rock, Arkansas Area

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Bourbon & Boots

University of Arkansas

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500+ connections

Rod is the the founder and managing partner of xCelerate Capital, a Seed Stage Venture Fund focusing on technology investments in the Mid South. Prior to founding xCelerate, Rod was a contract CEO with nGage Labs, hired to turn the company around and rebrand it from Copia Mobile couponing co...

Introduction: Specialty Retail
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Articles

Bourbon & Boots News Article

Rod F.
Published on LinkedIn

Bourbon & Boots Article

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Experience



Chairman & CEO
Bourbon & Boots
May 2015 – Present · 3 yrs 4 mos
North Little Rock, AR
Bourbon & Boots is a national lifestyle brand that exports and celebrates the Southern living experience through unique stories and hand curated southern merchandise. The company was founded in Little Rock, AR in 2012 and was acquired by Early Stage Venture Investor, xCelerate Capital in May 2015. The current headquarters is a newly renovated historic building on Main Street in the Historic Argenta District of North Little Rock, AR. It is one of several early stage growth companies owned or invested in by xCelerate Capital.

Founder & Managing Partner
xCelerate Capital

Sep 2014 – Present · 4 yrs

Little Rock, AR

xCelerate Capital is a Little Rock based seed stage venture capital investor focused on investing and assisting founders during the early stages of the startup's life. We respect and seek out entrepreneurs with product vision, consumer insight, focused execution, and unwavering ambition. We are interested in companies with innovative products or s... See more

Founder
Einstein Systems, Inc.

Jul 1997 – Present · 21 yrs 2 mos

Little Rock, AR

Einstein Systems is the holding company from which Mr. Ford makes early stage, seed and angel investments in emerging technology startup companies. Einstein Systems was founded as a software development and help desk support company originally developing a multi-channel merchant order fulfillment, merchandising, and logistics application, ... See more

Technology Entrepreneur & Investor
Three Technology Related Startups

Oct 1988 – Present · 29 yrs 11 mos

In 1988, I founded my first technology related company and recently culminated the integration of CognitiveDATA into Merkle, Inc. as the Specialty Retail business. Previous technology companies include software utilities, information technology services, and technology infrastructure companies that were founded, commercialized, spun off or sold. My ... See more



Contract CEO
nGage Labs, Inc.

Jun 2013 – Aug 2014 · 1 yr 3 mos

Scottsdale, AZ & Little Rock, AR

nGage Labs is an innovation development company that provides in-location customer engagement technology that enable brands to recognize, personalize, and engage customers directly via the customers mobile device, interactive kiosks, digital displays, and wearables. Using a proprietary mobile-enabled could platform, in location proximity technologi... See more

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Education



University of Arkansas
B.S., Mechanical Engineering

1979 – 1983



